SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                         Commission file number 001-5083

     A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


     B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                              KANEB SERVICES, INC.
                           2435 N. Central Expressway
                             Richardson, Texas 75080

                              KANEB SERVICES, INC.
                               SAVINGS INVESTMENT
                                      PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS





                                                                           Page

Report of Independent Accountants                                           F-2

Financial Statements:

     Statement of Net Assets with Fund Information at December 31, 1997     F-3

     Statement of Net Assets with Fund Information at December 31, 1996     F-5

     Statement of Changes in Net Assets with Fund Information for the Year
      Ended December 31, 1997                                               F-7

     Statement of Changes in Net Assets with Fund Information for the Year
      Ended December 31, 1996                                               F-9

     Notes to Financial Statements                                         F-11

Supplemental Schedules*:

     Item 27a - Schedule of Assets Held for Investment Purposes
      (Schedule I)                                                         F-15

     Item 27d - Schedule of Reportable Transactions (Schedule II)          F-16


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                        Report of Independent Accountants


To the Administrator and Participants of The
  Kaneb Services, Inc. Savings Investment Plan


     In our opinion, the accompanying statements of net assets with fund information and the related statements of changes in net assets with fund information present fairly, in all material respects, the net assets of The Kaneb Services, Inc. Savings Investment Plan at December 31, 1997 and 1996 and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Dallas, Texas
June 24, 1998

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1997



                                                                        Fund Information
                                 --------------------------------------------------------------------------------------------
                                                  Retirement                                      Emerging           S&P
                                    Kaneb           Money          Equity         Corporate        Equity          Equity
                                  Stock Fund      Market Fund    Growth Fund      Bond Fund      Growth Fund      Index Fund
                                 ------------    ------------    ------------    ------------    ------------    ------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                    $  7,494,128    $       --      $       --      $       --      $       --      $       --
  Schwab Retirement
    Money Market Fund                    --         2,771,355            --              --              --              --
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                            --              --         3,494,194            --              --              --
  T. Rowe Price New
    Income Fund, at market               --              --              --           890,044            --              --
  Warburg Pincus Emerging
    Growth Fund, at market               --              --              --              --           648,186            --
  Vanguard Index 500
    Portfolio, at market                 --              --              --              --              --           941,320
  Janus Worldwide Fund,
    at market                            --              --              --              --              --              --
  Strong Government
    Securities Fund, at market           --              --              --              --              --              --
  Participants' loans                    --              --              --              --              --              --
  Accrued interest receivable            --              --            34,684            --              --              --
  Contributions receivable             99,543          25,448          42,268          12,766          10,303          16,242
  Distributions payable               (21,212)         (2,300)         (4,471)            (31)         (1,148)         (2,035)
  Other receivables
    (payables)                          5,987           5,339           5,462           1,794           1,517             882
                                 ------------    ------------    ------------    ------------    ------------    ------------

    Net assets                   $  7,578,446    $  2,799,842    $  3,572,137    $    904,573    $    658,858    $    956,409
                                 ============    ============    ============    ============    ============    ============



                             CONTINUED ON NEXT PAGE
                       See notes to financial statements.

                                      F - 3

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1997
CONTINUED FROM THE PREVIOUS PAGE

                                                Fund Information
                                 --------------------------------------------
                                                  Government
                                  Worldwide       Securities
                                 Equity Fund        Fund          Loan Fund          Total
                                 ------------    ------------    ------------    ------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                    $       --      $       --      $       --      $  7,494,128
  Schwab Retirement
    Money Market Fund                    --              --              --         2,771,355
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                            --              --              --         3,494,194
  T. Rowe Price New
    Income Fund, at market               --              --              --           890,044
  Warburg Pincus Emerging
    Growth Fund, at market               --              --              --           648,186
  Vanguard Index 500
    Portfolio, at market                 --              --              --           941,320
  Janus Worldwide Fund,
    at market                       1,062,289            --              --         1,062,289
  Strong Government
    Securities Fund, at market           --           232,956            --           232,956
  Participants' loans                    --              --           613,397         613,397
  Accrued interest receivable            --              --              --            34,684
  Contributions receivable             19,084           4,238            --           229,892
  Distributions payable                (3,104)           (410)           (128)        (34,839)
  Other receivables
    (payables)                          2,029             324         (23,334)           --
                                 ------------    ------------    ------------    ------------
    Net assets                   $  1,080,298    $    237,108    $    589,935    $ 18,377,606
                                 ============    ============    ============    ============

                       See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996

                                                                      Fund Information
                             ------------------------------------------------------------------------------------------
                                            Retirement                                       Emerging           S&P
                                  Kaneb        Money          Equity         Corporate        Equity          Equity
                               Stock Fund   Market Fund     Growth Fund      Bond Fund     Growth Fund      Index Fund
                             -------------  -----------     -----------    -------------   -------------  -------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                $   4,235,329  $       -       $      -       $      -       $       -       $      -
  Schwab Retirement
    Money Market Fund               -            2,828,659         -              -               -              -
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                       -               -           3,046,074         -               -              -
  T. Rowe Price New
    Income Fund, at market          -               -              -             779,370          -              -
  Warburg Pincus Emerging
    Growth Fund, at market          -               -              -              -              499,048         -
  Vanguard Index 500
    Portfolio, at market            -               -              -              -               -             410,358
  Janus Worldwide Fund,
    at market                       -               -              -              -               -              -
  Strong Government
    Securities Fund, at market      -               -              -              -               -              -
  Participants' loans               -               -              -              -               -              -
  Accrued interest receivable          804          -                 110         -                1,363             19
  Contributions receivable          85,152          40,131         41,769         13,471          11,025          7,430
  Distributions payable            (27,585)       (138,159)       (24,646)        (2,758)        (18,825)       (15,964)
  Other receivables                    151          -              -              -               -              -
                             -------------  --------------  -------------  -------------   -------------  -------------
    Net assets               $   4,293,851  $    2,730,631  $   3,063,307  $     790,083   $     492,611  $     401,843
                             =============  ==============  =============  =============   =============  =============



                             CONTINUED ON NEXT PAGE
                       See notes to financial statements.

                                      F - 5


THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996
CONTINUED FROM THE PREVIOUS PAGE


                                            Fund Information
                             ------------------------------------------
                                             Government
                                Worldwide    Securities
                               Equity Fund     Fund          Loan Fund         Total
                             -------------  -----------     -----------    -------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                $      -        $      -       $      -       $  4,235,329
  Schwab Retirement
    Money Market Fund               -               -              -          2,828,659
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                       -               -              -          3,046,074
  T. Rowe Price New
    Income Fund, at market          -               -              -            779,370
  Warburg Pincus Emerging
    Growth Fund, at market          -               -              -            499,048
  Vanguard Index 500
    Portfolio, at market            -               -              -            410,358
  Janus Worldwide Fund,
    at market                      557,167          -              -            557,167
  Strong Government
    Securities Fund, at market      -              142,082         -            142,082
  Participants' loans               -               -             532,311       532,311
  Accrued interest receivable           54          -              -              2,350
  Contributions receivable          10,168           2,552         -            211,698
  Distributions payable            (14,856)         -              -           (242,793)
  Other receivables                 -               -              18,268        18,419
                             -------------   -------------  -------------  ------------
    Net assets               $     552,533   $     144,634  $     550,579  $ 13,020,072
                             =============   =============  =============  ============


                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1997


                                                                  Fund Information
                                -----------------------------------------------------------------------------------------
                                                  Retirement                                    Emerging          S&P
                                     Kaneb           Money         Equity       Corporate        Equity         Equity
                                 Stock Fund      Market Fund     Growth Fund    Bond Fund     Growth Fund      Index Fund
                                -------------   -------------  -------------  --------------  -------------  ------------
Contributions:
   Sponsor                      $     523,982   $     225,895  $     113,831  $       44,950  $      28,470  $    33,224
   Participants                       560,168         219,399        388,514         109,308         88,954      120,502
                                -------------   -------------  -------------  --------------  -------------  -----------
   Total contributions              1,084,150         445,294        502,345         154,258        117,424      153,726
                                -------------   -------------  -------------  --------------  -------------  -----------
Investment income:
   Net appreciation in fair value
     of assets                      2,677,171          -              -               -              -
   Investment income (loss)              (804)        134,299        579,310          76,652         96,900      198,882
                                -------------   -------------  -------------  --------------  -------------  -----------
   Net investment income            2,676,367         134,299        579,310          76,652         96,900      198,882
                                -------------   -------------  -------------  --------------  -------------  -----------
Total additions                     3,760,517         579,593      1,081,655         230,910        214,324      352,608

Distributions and withdrawals        (393,906)       (328,048)      (169,210)        (40,058)       (27,721)    (101,030)

Transfers between funds               (82,016)       (182,334)      (403,615)        (76,362)       (20,356)     302,988
                                -------------   -------------  -------------  --------------  -------------  -----------
Net increase                        3,284,595          69,211        508,830         114,490        166,247      554,566

Net assets, beginning of year       4,293,851       2,730,631      3,063,307         790,083        492,611      401,843
                                -------------   -------------  -------------  --------------  -------------  -----------
Net assets, end of year         $   7,578,446   $   2,799,842  $   3,572,137  $      904,573  $     658,858  $   956,409
                                =============   =============  =============  ==============  =============  ===========




                             CONTINUED ON NEXT PAGE
                       See notes to financial statements.

                                      F - 7


THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1997
CONTINUED FROM THE PREVIOUS PAGE


                                            Fund Information
                              ------------------------------------------
                                              Government
                               Worldwide      Securities
                              Equity Fund       Fund         Loan Fund        Total
                              -----------   -------------  -------------  --------------
Contributions:
   Sponsor                    $    39,644   $      12,516  $         -    $    1,022,512
   Participants                   148,988          37,044            -         1,672,877
                              -----------   -------------   ------------  --------------
   Total contributions            188,632          49,560            -         2,695,389
                              -----------   -------------   ------------  --------------
Investment income:
   Net appreciation in fair value
     of assets                     -              -              -             2,677,171
   Investment income (loss)       146,958          18,685         44,213       1,295,095
                               ----------   -------------  -------------  --------------
   Net investment income          146,958          18,685         44,213       3,972,266
                               ----------   -------------  -------------  --------------
Total additions                   335,590          68,245         44,213       6,667,655

Distributions and withdrawals    (151,383)        (37,659)       (61,106)     (1,310,121)

Transfers between funds           343,558          61,888         56,249            -
                             ------------   -------------  -------------  --------------
Net increase                      527,765          92,474         39,356       5,357,534

Net assets, beginning of year     552,533         144,634        550,579      13,020,072
                             ------------   -------------  -------------  --------------
Net assets, end of year      $  1,080,298   $     237,108  $     589,935  $   18,377,606
                             ============   =============  =============  ==============




                       See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996


                                                                              Fund Information
                                      ----------------------------------------------------------------------------------------
                                                          U.S.
                                                      Government                                  Retirement
                                         Kaneb        Securities                      Fixed          Money           Equity
                                       Stock Fund        Fund       Equity Fund   Income Fund    Market Fund     Growth Fund
                                    -------------  -------------  --------------  -------------  -------------   -------------
Contributions:
   Sponsor                          $     490,757  $      80,726  $       37,646  $      16,812  $     165,877   $      99,003
   Participants                           530,918         74,133         129,079         47,652        182,377         345,959
                                    -------------  -------------  --------------  -------------  -------------   -------------
   Total contributions                  1,021,675        154,859         166,725         64,464        348,254         444,962
                                    -------------  -------------  --------------  -------------  -------------   -------------
Investment income:
   Net appreciation in fair value
     of assets                          1,131,466         -               -              -              -              116,332
   Investment income (loss)                 3,807         65,275         143,444        (25,566)       111,717         113,798
                                    -------------  -------------  --------------  -------------  -------------   -------------
   Net investment income (loss)         1,135,273         65,275         143,444        (25,566)       111,717         230,130
                                    -------------  -------------  --------------  -------------  -------------   -------------

Total additions                         2,156,948        220,134         310,169         38,898        459,971         675,092

Distributions and withdrawals            (256,899)      (381,226)       (159,493)      (119,981)      (445,841)       (160,309)

Transfers between funds                   (86,600)    (3,496,795)     (2,853,325)    (1,042,737)     2,716,501       2,548,524
                                    -------------  -------------  --------------  -------------  -------------   -------------
Net increase (decrease)                 1,813,449     (3,657,887)     (2,702,649)    (1,123,820)     2,730,631       3,063,307

Net assets, beginning of year           2,480,402      3,657,887       2,702,649      1,123,820         -               -
                                    -------------  -------------  --------------  -------------  -------------   -------------
Net assets, end of year             $   4,293,851  $         -    $         -     $         -    $   2,730,631   $   3,063,307
                                    =============  =============  ==============  =============  =============   =============



                             CONTINUED ON NEXT PAGE
                       See notes to financial statements.

                                      F - 9





THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996
CONTINUED FROM THE PREVIOUS PAGE




                                                             Fund Information
                      ---------------------------------------------------------------------------------------------
                                       Emerging          S&P                           Government
                         Corporate      Equity          Equity         Worldwide       Securities
                         Bond Fund    Growth Fund     Index Fund      Equity Fund        Fund          Loan Fund        Total
                      --------------  -----------    -------------   -------------  ---------------  --------------  -----------
Contributions:
   Sponsor            $       42,763  $      16,774  $       8,952   $      12,110  $       3,951  $       -       $     975,371
   Participants              112,409         57,795         33,600          46,876         12,258          -           1,573,056
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
   Total contributions       155,172         74,569         42,552          58,986         16,209          -           2,548,427
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
Investment income:
   Net appreciation in
     fair value of assets        675         44,505         44,864           5,195          2,895          -           1,345,932
   Investment income
     (loss)                   36,882         22,608          8,338          40,307          3,540          20,893        545,043
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
   Net investment
     income (loss)            37,557         67,113         53,202          45,502          6,435          20,893      1,890,975
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
Total additions              192,729        141,682         95,754         104,488         22,644          20,893      4,439,402

Distributions and
 withdrawals                 (34,738)       (87,958)       (28,948)        (27,096)          (769)        (12,074)    (1,715,332)

Transfers between
 funds                       632,092        438,887        335,037         475,141        122,759         210,516         -
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
Net increase
 (decrease)                  790,083        492,611        401,843         552,533        144,634         219,335      2,724,070

Net assets, beginning
 of year                        -              -              -               -              -            331,244     10,296,002
                      --------------  -------------  -------------   -------------  -------------  --------------  -------------
Net assets, end
 of  year             $      790,083  $     492,611  $     401,843   $     552,533  $     144,634  $      550,579  $  13,020,072
                      ==============  =============  =============   =============  =============  ==============  =============



                       See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997



1.   PLAN DESCRIPTION

     The Kaneb Services, Inc. Savings Investment Plan (the "Plan") is a defined contribution plan for employees of Kaneb Services, Inc. ("Kaneb" or "Sponsor") and its wholly-owned domestic subsidiaries (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each Plan participant, the Companies make matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. Effective April 1, 1996, the Plan was amended for additional investment fund choices and to change the Plan's asset valuation period from quarterly to daily. In connection with these changes, The Charles Schwab Trust Company replaced Texas Commerce Bank as trustee and Leggette & Company replaced The Wyatt Company as the Plan's record keeper. The Vice President of Human Resources of Kaneb serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Kaneb.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Plan maintains its accounts on the accrual basis of accounting.

     Investments

     Investments are recorded in the Plan accounts at market value based on quoted market prices at year-end. The appreciation or depreciation of those investments is recorded as an unrealized increase or decrease in the Plan's net assets.

     Federal income taxes

     The Internal Revenue Service ("IRS") has ruled the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code ("Code") and the trust is exempt from federal income taxes under Section 501(a) of the code. The IRS granted a favorable letter of determination to the Plan in February 1997. The Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan trustee, until the participant's account is distributed or unqualifiedly made available to him.

     The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 1997 and 1996 was $9,500. Participant compensation in excess of $160,000 for 1997 and $150,000 for 1996 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

3.   INVESTMENT PROGRAMS

                                                         December 31, 1997
                                                   -----------------------------
                                                        Number
                                                       of Shares     Fair Value
                                                   ---------------  ------------
     Investments at fair value as determined
     by quoted market price:
       Kaneb Services, Inc. Common Stock             1,444,512.000  $  7,494,128
                                                  ================  ============
     Investments at fair value:
       Schwab Retirement Money Market Fund           2,771,354.530  $  2,771,355
       Fidelity Mt. Vernon Growth Company Fund          80,660.057     3,494,194
       T. Rowe Price New Income Fund                    98,130.581       890,044
       Warburg Pincus Emerging Growth Fund              17,161.408       648,186
       Vanguard Index 500 Portfolio                     10,450.986       941,320
       Janus Worldwide Fund                             28,117.759     1,062,289
       Strong Government Securities Fund                21,670.369       232,956
       Participants' Loans                                 -             613,397
                                                  ----------------  ------------
                                                     3,027,545.690    10,653,741
                                                  ----------------  ------------
         Total investment at fair value              4,472,057.690  $ 18,147,869
                                                  ================  ============

                                                          December 31, 1996
                                                  ------------------------------
                                                       Number
                                                      of Shares      Fair Value
                                                  ----------------  ------------

     Investments at fair value as determined
     by quoted market price:
       Kaneb Services, Inc. Common Stock             1,303,178.000  $  4,235,329
                                                  ================  ============
     Investments at fair value:
       Schwab Retirement Money Market Fund           2,828,658.980  $  2,828,659
       Fidelity Mt. Vernon Growth Company Fund          75,286.066     3,046,074
       T. Rowe Price New Income Fund                    87,668.184       779,370
       Warburg Pincus Emerging Growth Fund              15,022.510       499,048
       Vanguard Index 500 Portfolio                      5,933.454       410,358
       Janus Worldwide Fund                             16,538.057       557,167
       Strong Government Securities Fund                13,557.454       142,082
       Participants' Loans                                -              532,311
                                                  ----------------  ------------
                                                     3,042,664.705     8,795,069
                                                  ----------------  ------------
         Total investment at fair value              4,345,842.705  $ 13,030,398
                                                  ================  ============


     Each participant has the option to specify the investment of contributions made through payroll deductions and 2% employer mandatory contributions into any one of, or divided among, each of the available investment funds mentioned above for the periods ended December 31, 1997 and 1996. Employer matching contributions are invested in the Kaneb Stock Fund.

     Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Sponsor based upon the closing trade price on the last day of each month.

     Contributions  designated  to the Schwab  Retirement  Money Market Fund are
     invested   primarily  in  a  short-term   portfolio  of  commercial  paper,
     certificates of deposit, corporate debt obligations and other bank issues.

     Contributions designated to the Fidelity Mt.Vernon Growth Company Fund are invested in the common stock and convertible securities of companies which have above-average growth potential, such as lesser known companies in new and emerging areas of the economy or larger or revitalized companies that hold a strong position in the market.

     Contributions designated to the T. Rowe Price New Income Fund are invested in income-producing investment-grade debt securities.

     Contributions designated to the Warburg Pincus Emerging Growth Fund are invested in the common stock of smaller companies which have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

     Contributions designated to the Vanguard Index 500 Portfolio are invested in all 500 stocks in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500. This Fund seeks to match the S&P 500 Index.

     Contributions designated to the Janus Worldwide Fund are invested in common stocks of foreign and domestic issuers. This Fund has the flexibility to invest on a worldwide basis in companies of any size and seeks long-term growth of capital in a manner consistent with the preservation of capital.

     Contributions designated to the Strong Government Securities Fund are primarily invested in U.S. government securities. The Fund's net assets may also be invested in other investment-grade debt obligations.

     Each of the investment funds listed in the accompanying Statements of Net Assets with Fund Information represent 5% or more of total net assets available for benefits with the exception of the Warburg Pincus Emerging Growth Fund and the Strong Government Securities Fund at December 31, 1997 and the Vanguard Index 500 Portfolio, the Janus Worldwide Fund and the Strong Government Securities Fund at December 31, 1996.

4.   CONTRIBUTIONS

     Sponsor  contributions  to the Kaneb  Stock Fund may be made in the form of
     Kaneb Services, Inc. Common Stock purchased by the Sponsor or cash with which the trustee subsequently purchases Kaneb Services, Inc. Common Stock on the open market. During 1997, Sponsor contributions of $523,982 and participant contributions of $560,168 were used by the trustee to purchase 306,205 shares of Kaneb Services, Inc. Common Stock on the open market.
     During 1996, Sponsor contributions of $490,757 and participant contributions of $530,918 were used by the trustee to purchase 389,434 shares of Kaneb Services, Inc.
     Common Stock on the open market.

     Contributions receivable at December 31, 1997 and 1996 included $81,284 and
     $84,668  of  employer   contributions   and   $148,608   and   $127,030  of
     contributions withheld from participants' compensation, respectively.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in the Kaneb Stock Fund.

5.   DISTRIBUTIONS AND WITHDRAWALS

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

     Distributions payable as of December 31, 1997 and 1996 were $34,839 and $242,793, respectively. Distributions payable are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.   FORFEITURES

     Employer matching contributions forfeited by participants upon withdrawing from the Plan may be credited to their account upon returning to the Plan if certain requirements are met. During 1997 and 1996, approximately $42,020 and $45,378 of forfeitures were used to offset employer contributions, respectively.

KANEB SERVICES INC. SAVINGS INVESTMENT PLAN                           SCHEDULE I
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


                                        Number                          Market
Number of Issuer and Title of Issue    of Shares         Cost         Value (a)
-----------------------------------  -------------   ------------   ------------

KANEB STOCK FUND
----------------
Kaneb Services, Inc. Common Stock     1,444,512.000  $  4,486,849   $  7,494,128
                                     ==============  ============   ============

RETIREMENT MONEY MARKET FUND
----------------------------
Schwab Retirement Money Market Fund   2,771,354.530  $  2,771,355   $  2,771,355
                                     ==============  ============   ============

EQUITY GROWTH FUND
------------------
Fidelity Mt. Vernon Growth Company Fund  80,660.057  $   3,255,693  $  3,494,194
                                     ==============  =============  ============

CORPORATE BOND FUND
-------------------
T. Rowe Price New Income Fund            98,130.581  $     871,846  $    890,044
                                     ==============  =============  ============

EMERGING EQUITY GROWTH FUND
---------------------------
Warburg Pincus Emerging Growth Fund      17,161.408  $     569,063  $    648,186
                                     ==============  =============  ============

S&P EQUITY INDEX FUND
---------------------
Vanguard Index 500 Portfolio             10,450.986  $     756,674  $    941,320
                                     ==============  =============  ============

WORLDWIDE EQUITY FUND
---------------------
Janus Worldwide Fund                     28,117.759  $   1,015,612  $  1,062,289
                                     ==============  =============  ============

GOVERNMENT SECURITIES FUND
--------------------------
Strong Government Securities Fund       21,670.369  $     226,282   $    232,956
                                     ==============  =============  ============

LOAN FUND
---------
Participants' Loans (b)                     -       $     613,397   $    613,397
                                     ============== =============  =============



(a) Market value  represents  closing  prices at December 31, 1997.
(b) Interest rates ranging from 7% to 10% and maturities of one to seven years.

KANEB SERVICES INC. SAVINGS INVESTMENT PLAN                          SCHEDULE II
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


                                     Description        Purchase         Selling      Cost of                    # of
    Identity of Party Involved        of Assets          Price            Price        Assets      Net Gain   Transactions
--------------------------------  -----------------   ---------------   ----------   ----------   ----------  ------------
Equity Growth Fund                    20,052 Units    $      --         $  875,726   $  788,293   $   87,433      161

Equity Growth Fund                    25,426 Units       1,114,243          --        1,114,243         --        127

Worldwide Equity Fund                 20,562 Units         777,601          --          777,601         --        138

Kaneb Services, Inc.                 306,205 shares      1,284,401          --        1,284,401         --         44
 Common Stock

Retirement Money Market
  Fund                             1,036,159 Units           --          1,036,159    1,036,159         --        197

Retirement Money Market
  Fund                               978,854 Units         978,854          --          978,854         --        143

                                                 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     THE KANEB SERVICES, INC.
                                                     SAVINGS INVESTMENT PLAN




Date:  June 26, 1998                                  By: /s/ WILLIAM H. KETTLER
                                                          ----------------------
                                                          William H. Kettler,
                                                          Vice President
                                                          Human Resources
                                                          (Plan Administrator)